CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

APPLIED FILMS CORPORATION
9586 I-25 Frontage Road
Suite 200
Longmont, Colorado 80504

August 26, 2005

Via EDGAR

Mr. Brian Cascio Branch Chief Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Mr. Kevin Kuhar Staff Accountant Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549

Subject:	Applied Films Corporation
Form 10-K for the Fiscal Year Ended June 26, 2004
Filed September 9, 2004
Form 10-Q for the Fiscal Quarters Ended September 25, 2004,
December 25, 2004 and March 26, 2005
File No. 000-23103

Dear Mr. Cascio and Mr. Kuhar:

        Pursuant to 17 C.F.R. § 200.83, Applied Films Corporation, a Colorado corporation (“Applied Films” or the “Company”), has requested confidential treatment of certain portions of this letter. This letter omits the confidential information that was included in the unredacted version that was delivered to the Division of Corporation Finance, and asterisks denote such omissions.

        Applied Films, pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, submits this letter in response to your letter to the Company dated July 5, 2005 (the “Comment Letter”).

        The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

* * * * * * * * * *

Form 10-K for the Fiscal year Ended June 26, 2004

Item 7. MD&A of Financial Condition and Results of Operations, page 24

Mr. Brian Cascio
August 26, 2005

Overview, page 24

        Comment 1. We noted your discussion relating to the acquisition of Helix Technology. Please tell us and revise future filings to include additional discussion of the following:

•	Analysis of the significant assumptions utilized by management in the valuation.
•	Discussion of expected impact of the acquisition on your revenues and expenses.

        Response: ***

Year Ended June 28, 2003 Compared to Year Ended June 26, 2004, page 25

        Comment 2. We note that your discussion of the significant changes in net revenues and gross profit is limited and does not quantify the specific reasons for material changes in line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results.

        Response: In future filings, we will attempt to quantify significant factors (including offsetting factors) that affect specific line items. For example, we will expand the MD&A to include a comparison of new orders for the markets that we serve which will explain the overall business environment in the end markets. This will also allow us to describe in more detail trends and uncertainties that may have a material impact upon revenues or operating results. Due to the limited number of competitors and customers and the unique features of each system we manufacture, it is not feasible for us to describe and quantify the effects of changes in prices and volume of our product offerings on our operating results, other than that increased volume will increase absorption of fixed expenses and, if prices remain constant, will increase gross margins.

Item 8: Financial Statements and Supplementary Data, page 36

Note 2: Significant Accounting Policies, page 42

Marketable Securities, page 43

        Comment 3. We see that the Company elected to reclassify all of its investments from trading to available-for-sale securities. We noted that paragraph 15 of SFAS 115 states, “given the nature of a trading security, transfers into or from the trading category should be rare.” Please tell us what changes in facts and circumstances led to this reclassification and its business purpose. Demonstrate to us that this is a rare occurrence. We may have additional comments based on your response. In addition, MD&A in future filings should disclose more details of your business strategy for holding significant amounts of marketable securities.

Mr. Brian Cascio
August 26, 2005

        Response:

        Following our public offering in the fall of 2003, the amount of our investments increased substantially. In reviewing our investments in April 2004, we evaluated the classification of our investments and determined that classifying these investments as trading securities was not the most appropriate classification based upon our investment policy and strategy.

        Under FAS 115, trading securities are described as “Debt and marketable equity securities bought and held principally for the purpose of selling them in the near term.” As we reviewed this definition, although the weighted average maturity or WAM of our securities is typically one year or less, we do hold most of these securities to maturity and we also hold some securities longer than one year. We do not engage in “trading” securities. Our principal line of business and source of cash flow is building equipment and not trading securities. Our strategic plan calls for use of these investment securities for acquisitions, product development and working capital, and we liquidate securities primarily for those purposes. Therefore, we concluded that the “available-for-sale” category is the most appropriate classification for our invested securities. We believe this is a rare occurrence, as defined in FAS 115, because this is the first and only change we have made to this classification since prior to our initial public offering in 1997. We are confident that we have chosen the correct classification and will not have a need to evaluate another change in this classification unless our line of business significantly changes.

        In addition to the cash and liquidity that is required to operate the business and demonstrate our strength in the marketplace, we have outlined in our strategy that we will pursue selective acquisitions. In conjunction with the addition of our new products that provide organic growth of our company, we regularly seek and evaluate acquisition opportunities that would enhance or complement our existing operations or otherwise offer growth opportunities consistent with our strategy and core competencies. In our industry and given our concentration of revenues and customers outside of the United States, most acquisition opportunities will be international in nature and scope. With international acquisitions, there is typically a reluctance to accept a foreign company’s stock as consideration for a transaction. Therefore, we believe that our balance sheet strength and liquidity helps our position as we look at acquisition opportunities, and enables meaningful discussions to take place. As a result we believe it is of strategic importance that we maintain a significant level of invested cash to allow us to explore all of the acquisition opportunities that are available in our markets.

Goodwill and Other Intangible Assets, page 44

        Comment 4. Describe to us the nature of the $1 million intangible asset you recorded for customer lists as part of the acquisition of Helix Technology. Tell us how this was valued and why it meets the criteria under SFAS 141 as a separately identifiable intangible asset. Refer to EITF 02-17.

Mr. Brian Cascio
August 26, 2005

        Response:

        We believe the classification of customers lists should be characterized as customer relationships. In the future, we will refer to this as customer relationships.

        The inline systems division of Helix Technology in Taiwan was a division of a multi-division company. In carving out and purchasing the division, we were acquiring all of Helix’s capability to service the customer base that they had built up over the previous 6 or 7 years. The team of employees that we acquired would be responsible for all post warranty work and therefore as part of the purchase we assumed the warranty obligation as well as all of the customer relationships of that division. Helix had established relationships with its customers through system contracts and customer service. In accordance with Paragraph A18 of Statement 141 and EITF 02-17, we determined that these customer relationships are an asset which can be recognized as an intangible asset apart from goodwill since it arose from contractual and other legal rights. We initially estimated the value of the customer relationships as a component of the overall purchase price to be approximately $1 million. Subsequently, upon completion of final price allocation we determined the customer relationships to be valued at $3.2 million.

        ***

Note 5: Investment in Joint Venture, page 52

        Comment 5. Please tell us how you considered FIN 46 in regards to your investment in the China Joint Venture.

        Response: ***

Note 7: Income Taxes, page 56

        Comment 6. We note your statement that “provision has not been made for additional foreign taxes on undistributed earnings of our foreign subsidiaries and the China JV where such earnings will continue to be reinvested.” However, upon review of your Form 10-K/A filed May 24, 2005, it appears based on Note 9 of the China JV, that in each of the past two years they have declared dividends of their undistributed earnings. Please tell us how you have considered paragraphs 7 to 14 of APB 23 where you have concluded that undistributed earnings will continue to be reinvested and have not recognized the deferred tax impact and how the recent dividends of the China JV has impacted that accounting.

Mr. Brian Cascio
August 26, 2005

        Response: We considered ABP 23 in reaching the conclusions discussed below. APB 23 states: The presumption that all undistributed earnings will be transferred to the parent company may be overcome, and no income taxes should be accrued by the parent company, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. A parent company should have evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. Experience of the companies and definite future programs of operations and remittances are examples of the types of evidence required to substantiate the parent company’s representation of indefinite postponement of remittances from a subsidiary. If circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the foreseeable future but income taxes have not been recognized by the parent company, it should accrue as an expense of the current period income taxes attributable to that remittance; income tax expense for such undistributed earnings should not be accounted for as an extraordinary item. If it becomes apparent that some or all of the undistributed earnings of a subsidiary on which income taxes have been accrued will not be remitted in the foreseeable future, the parent company should adjust income tax expense of the current period; such adjustment of income tax expense should not be accounted for as an extraordinary item.

        ***

        Note 12: Helix Acquisition, page 60

        Comment 7. In future filings, please provide supplemental pro forma information for the acquisition of Helix, as required by paragraphs 54 and 55 of SFAS 141, or tell us why you are not required to provide these disclosures.

Response: Paragraphs 54 and 55 of SFAS 141, require disclosure of a material business combination. We are not required to provide the disclosures because the acquisition of Helix was not a material business combination.

We evaluated financial statements or pro forma information as required to be disclosed in the reported financial statements of AFC using the applicable test pursuant to Regulation S-X Rule 1.02(w) (dollars in thousands).

(1)	The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

Purchase Price	15,000	5.87%	Fail
AFC Consolidated Assets 6/28/2003	255,642

(2)	The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

Helix Assets Acquired	7,900	3.09%	Fail
AFC Consolidated Assets 6/28/2003 as	255,642

Mr. Brian Cascio
August 26, 2005

(3)	The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the

Helix Pretax Income for their year end	164	9.80%	Fail
AFC income from continuing operations before Income taxes at 6/28/2003	1,674

        The Helix acquisition fails all of the above tests under the Pro Forma Financial Information Rule.

        We voluntarily provided certain information as disclosed in our 10-K for our fiscal year ended June 26, 2004 to the users and readers of our financial statements even though we determined that the acquisition was not material.

        Comment 8. We see the reference to the independent third party valuation on page 60. Please note the reference to third party experts is not required but if this is included, the third party expert should be named and their consent included in any registration statements filed. Alternatively, this reference could be removed and disclosures provided of the assumptions and methodology used by management in the valuations.

        Response: In future filings, we will omit the reference to an independent third party valuation and disclose the assumptions and methodology used in the valuation.

Item 9A: Controls and Procedures, page 61

        Comment 9. We note your statement that the chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are effective “except as discussed below.” Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Mr. Brian Cascio
August 26, 2005

        Response: In future filings we will state our conclusions about disclosure controls and procedures in clear and unqualified language.

        Comment 10. Please tell us and update future filings to provide more details of the “significant deficiency” discussed on page 61 and how this impacted your internal controls and financial statements. In addition, provide details of your efforts to correct this deficiency.

        Response: The “significant deficiency” reported in the June 26, 2004 Form 10-K related to a deficiency in the design of our procedures utilized to calculate the tax provision under FAS 109. We lacked sufficient internal tax expertise that would allow us to prepare and evaluate the tax provision before external auditor review. Additionally, given our international scope and the various different tax compliance and filing deadlines, much of the tax information related to the provision were management estimates. During fiscal 2004, our German subsidiary, which is the largest of our entities had filed multiple years of tax returns dating back to the date of the acquisition. In doing so, and in conjunction with the annual audit, we realized that at year-end we did not have processes and controls in place to assure regular and repeatable application of the procedures. Our fiscal 2004 reported financial statements included all appropriate adjustments to the income tax accounts.

        We believe we have remedied this deficiency as follows. Following the fiscal 2004 year end, we calculated tax provision, executed the procedures surrounding FAS 109 and the tax provision quarterly versus annually to allow us to more frequently review the FAS 109 computations on a continual basis. In addition, our internal staff has received formal training on FAS 109 rules and regulations. We also hired external tax consultants, from another big four accounting firm, to evaluate our procedures, the application of our procedures, the various entities and subsidiaries and their tax treatment, well as the temporary and permanent differences related to those operations and the calculation of the provision. We feel that the higher frequency of four times per year of actually performing the calculation as well as the additional training and engagement of an outside consultant has allowed us to deliver complete and tested FAS 109.

Form 10-Q for the Fiscal Quarter Ended March 26, 2005

Consolidated Balance Sheets, page 2

        Comment 11. The Division of Investment Management (“Division”) has asked us to advise you as follows:

On the basis of information in your Form 10-Q for the fiscal quarter ended March 26, 2005, it appears that you may be an investment company as defined in Section 3(a)(1)(C) of the Investment Company Act of 1940 (“Investment Company Act”). Section 3(a)(1)(C) includes within the definition of “investment company” any issuer which:

Mr. Brian Cascio
August 26, 2005

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis....(1)

Based on our review of your financial statements, it appears that more than forty percent of your total assets (exclusive of government securities and cash items) may consist of “investment securities” as defined in Section 3(a)(2) of the Investment Company Act.(2)

Accordingly, please provide written explanation as to your status under Section 3(a)(1)(C) of the Investment Company Act, together with such information as may be necessary to support your legal conclusions. Where appropriate, your response should present financial information with enough detail and specificity to enable the Division to make an informed evaluation of your legal arguments.

Among other things, your response should include an analysis of your total assets, on an unconsolidated basis, as of the end of its most recent fiscal quarter. Without intending to limit the scope of your analysis, we request that you specifically address the following issues:

•	Whether, or to what extent, the assets described as “government bonds” are “government securities”within the meaning of Section 2(a)(16) of the Investment Company Act; and
•	Whether your China joint venture is a “majority-owned subsidiary” within the meaning of Section 2(a)(24) of the Investment Company Act.

In addition, you may also wish to consider and address whether you fit within any of the exemptive rules adopted by the Commission that deal with the status of certain issuers under Investment Company Act.(3)

(1) Section 3(a)(2) of the Investment Company Act defines “investment securities” to include “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7)].”

(2) For the purposes of this analysis, we have treated as “investment securities” the following items from your March 26, 2005 balance sheet: (1) “marketable securities,” less the amount of marketable securities classified as “government bonds” or “money market funds” in Note 2; and (2) “investment in joint venture.” Also for the purposes of this analysis, we have excluded form your total assets the following items: (1) “cash and cash equivalents;” (2) “restricted cash;” and (3) the amount of “marketable securities” classified as “government bonds” or “money market funds” in Note 2. Please note that this analysis is based solely on the descriptions and values of these items provided in your balance sheet. We do not express any view as “cash items” for the purposes of the Investment Company Act, nor do we express any view as to whether the book values assigned to these items are the values required to be used for the purposes of the Investment Company Act.

(3) See, e.g., Rule 3a-1 under the Investment Company Act (certain prima facie investment companies); Rule 3a-2 under the Investment Company Act (certain transient investment companies).

Mr. Brian Cascio
August 26, 2005

        Response: What we disclose as “government bonds” consists solely of United States Treasury obligations, bills and notes, all of which qualify as “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act.

        We own 50% of the voting securities of our China joint venture, which qualifies it as a “majority-owned subsidiary” within the meaning of Section 2(a)(24) of the Investment Company Act.

        By way of background, Applied Films is not and does not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities for purposes of the Investment Company Act. We are a provider of thin film deposition equipment to diverse markets such as the flat panel display (FPD), the architectural and solar glass, and the consumer products packaging and electronics industries. We derive 100% of our revenues from the sale of our goods and services. Our market capitalization, as of August 19, 2005, exceeds $330 million. We have been engaged in the thin film deposition business since the 1970s.

        Our analysis begins with the unconsolidated assets of Applied Films Corporation as of March 26, 2005 (in thousands):

Cash and cash equivalents	$23,029
Restricted Cash	191
Marketable securities	149,738
Notes receivable from subsidiaries	136,187
Accounts, trade notes and other receivables	16,544
Inventory	14,803
Revenue in Excess of Billings	46,757
Other Current Assets	799
Prepaid expenses	2,368
Deferred tax asset	13,855
Property, plant and equipment	16,557
Investment in subsidiaries	66,461
Investment in joint venture	17,710
Other assets	593
Intangibles/Goodwill	83,221

Total assets	$588,814

Mr. Brian Cascio
August 26, 2005

        Our marketable securities as of March 26, 2005 (in thousands):

Money market fund	$2,852
Equity securities	20,662
Municipal bonds	12,920
Corporate bonds	82,108
U.S. treasury & federal agency securities	31,196
Total	$149,738

Total marketable securities	$149,738
- Money market	2,852
- U.S. treasury agency	31,196
"Investment Securities"	$115,690

        The calculation of the 40% threshold is as follows (in thousands except percentage):

$115,690(1)
= 22%
$588,814(2) (total assets) - $31,196(3) - $23,220(4) - $2,852(5)

(1)	Investment securities.
(2)	Total assets on an unconsolidated basis.
(3)	U.S. treasury and federal agency securities.
(4)	Cash
(5)	Money market fund

        Accordingly, the Company is not an investment company because less than 40% of its unconsolidated assets are investment securities.

Item 2: MD&A Financial Condition and Results of Operations, page 17

        Comment 12. We note that you define backlog as “unrecognized revenue on contracts in progress.” Supplementally and in future filings, please clarify this definition and indicate whether the amounts represent deferred or unearned revenue. If services have been performed related to these amounts, clarify when revenue will be recognized. If services have not been performed, revise to clearly indicate the nature of these amounts.

        Response: We define backlog as “unrecognized revenue on contracts in progress.” We believe that this is the best characterization to describe revenue remaining on our contracts, consisting of a portion of the purchase price equal to the proportion of costs not yet occurred to total costs on contracts being accounted for as a percentage of completion revenue recognition method and the entire purchase price of contracts being accounted for on a completed contract revenue recognition method. The majority of our contracts are accounted for using the percentage of completion revenue recognition method and because our revenue recognition is tied directly to our cost, this is a very appropriate measure of future revenues since they relate to actual contracts in progress. For the contracts that are accounted for using the completed contract method, this demonstrates revenues yet to be recognized in the future and costs are accumulated in work in process. We believe our definition is appropriate since this revenue is neither deferred or unearned.

Mr. Brian Cascio
August 26, 2005

Item 4: Controls and Procedures, page 23

        Comment 13. We note your disclosure that management has concluded that your disclosure controls and procedures are “reasonably effective.” As noted previously, you should state definitively whether your controls are “effective” or “not effective”. In this regard, please revise your future filings to eliminate the term “reasonably” as it is not defined under Rule 13a-15(e).

        Response: Our future filings will eliminate the term "reasonably".

Form 8-K Dated April 21, 2005

        Comment 14. We note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information. In addition, your discussion of non-GAAP results in the Form 8-K should provide more specific and detailed disclosures as required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including:

•	The substantive reason as why management believes each non-GAAP measure provides useful information to investors;
•	The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
•	The economic substance behind management's decision to use each measure; and
•	The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Response: In future filings, we will revise our presentation to eliminate the pro forma terminology when referring to our non-GAAP information. In addition, our discussion of non-GAAP results in future Form 8-Ks will provide more specific and detailed disclosures as required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Set forth below is a portion of the language used in our most recent press release and Form 8-K:

Mr. Brian Cascio
August 26, 2005

“We provide all information required in accordance with GAAP, but believe that it is useful to provide non-GAAP earnings because of the significant impact on our earnings from the purchase accounting related to the acquisitions we have made. We believe that non-GAAP earnings provides useful information to investors because it allows investors to measure and evaluate our performance without considering the non-cash charges for the amortization of intangible assets and the charges for in-process research and development related to the acquisitions that we have completed using a fixed tax rate of 35%. In addition, many financial analysts that follow our company and industry focus on and publish both historical results and future projections based on non-GAAP earnings. We believe that it is in the best interest of our investors to provide this information to analysts so that they accurately report the non-GAAP financial information.

We use non-GAAP information internally to help our management more accurately assess our performance in the current period and in comparison to prior periods. We believe disclosure of non-GAAP earnings has economic substance because the excluded expenses do not represent current cash expenditures.

* * * * * * * * * *

In responding to the Comment Letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope the foregoing are sufficiently responsive to your comments. Please do not hesitate to contact me by telephone at 303.774.3246 or facsimile 303.678.9275 with any questions or comments. We look forward to hearing from you.

Sincerely, /s/ Lawrence D. Firestone Lawrence D. Firestone Chief Financial Officer

PE/ml

cc:	Mr. Robert Caller, Ernst & Young, LLP Harvey Koning, Esq. Richard P. Beck, Audit Committee Chairman, Applied Films Corporation